Annual Report

Cover Page

Name of issuer:

LiquidPiston, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 6/21/2004

Physical address of issuer:

1292a Blue Hills Ave.
Bloomfield CT 06002

Website of issuer:

http://liquidpiston.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

34

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$20,728,900.00	$15,749,285.00
Cash & Cash Equivalents:	$14,424,557.00	$13,248,306.00
Accounts Receivable:	$1,226,610.00	$0.00
Short-term Debt:	$1,339,034.00	$2,081,987.00
Long-term Debt:	$368,997.00	$439,845.00
Revenues/Sales:	$8,170,177.00	$6,682,426.00
Cost of Goods Sold:	$3,948,517.00	$3,300,040.00
Taxes Paid:	$18,422.00	$19,880.59
Net Income:	$1,093,427.00	$1,327,908.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

LiquidPiston, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

Reason for failure to comply:

<p>Delayed filing. </p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Nikolay Shkolnik	CTO	Liquid Piston	2007
Alexander Shkolnik	CEO	Liquid Piston	2007
Per Suneby	Managing Director	Sternhill Associates	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nikolay Shkolnik	CTO	2007
Nikolay Shkolnik	VP of Research and Development	2007
Alexander Shkolnik	CEO	2007
Alexander Shkolnik	President	2007
Alexander Shkolnik	Secretary	2007

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Alexander Shkolnik	8707618.0 Common Stock	91.71

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Financing Risk: Developing an engine is a time consuming and expensive process. The current financing provides funding to complement certain government contracts. The company will rely on raising a Series A, later in 2018 or 2019 to accelerate commercial adoption of the technology. While we think it is likely we will raise this round, this is not guaranteed, and the company requires external financing until it is self sufficient.

Technical Risk: The basic operating principles of the 'X' Engine have been established; however, optimization remains in order to reach the full potential of the cycle and the thermodynamic cycle. In order to commercialize the technology, the engine technology may need to be matured to further 1) attain durability targets sufficient for the application; 2) attain any certification requirements, including durability, emissions, or other requirements, as established by the EPA, or the military, or otherwise as required by a customer; 3) the engine design must be iterated toward volume production, and it is not known yet exactly what the engine will cost in production, as it will be highly dependent on final application and customer requirements; other application specific requirements may be required.

Commercialization Risk: LiquidPiston develops technology for engines. Our business model relies on potential strategic partners to 1) assist in co-development of the engine by either funding a portion of development, or investing in-kind resources to assist in the development; and 2) adopt the LiquidPiston engine technology on a licensing basis. The automotive space is known to be especially difficult for a new entrant, which is the reason we have chosen the military and small-engine markets to start, rather than going direct to automotive. However, even in these spaces, there has been no markedly new engine designs that have been successfully commercially adopted since the Wankel engine was developed in the 1960s.

Customers are currently concentrated to two government programs. These programs focus on initial R&D efforts, and are not guaranteed to continue to mature into future programs.

Our business model relies on partners to license, co-develop and manufacture engines. If partners do not take on this capital intensive initiative, the company would require significant additional financing to bring the engines to market.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	25000000	17715054	Yes
Series Seed-1 Preferred Shares	200000	82258	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,554,160 granted / 2,000,000 total option pool

24. Describe the material terms of any indebtedness of the issuer:

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2016	Regulation D, Rule 506(b)	Convertible Note	$251,000	General operations
9/2016	Regulation D, Rule 506(b)	Convertible Note	$1,230,000	General operations
4/2017	Regulation Crowdfunding	Convertible Note	$999,999	General operations
9/2017	Regulation D, 506(c)	Convertible Note	$299,150	General operations
5/2018	Regulation D, Rule 506(b)	Convertible Note	$200,000	General operations
3/2019	Regulation D, Rule 506(b)	Convertible Note	$100,000	General operations
12/2019	Regulation D, Rule 506(c)	Convertible Note	$425,000	General operations
4/2020	Regulation Crowdfunding	Common stock	$1,069,413	General operations
7/2020	Regulation D, Rule 506(c)	Common stock	$623,128	General operations
9/2020	Regulation D, Rule 506(c)	Common stock	$166,122	General operations
3/2021	Regulation A+	Common stock	$7,765,966	General operations
1/2022	Regulation A+	Common stock	$8,137,863	General operations
4/2022	Regulation D, Rule 506(c)	Common stock	$245,747	General operations
12/2022	Regulation A+	Common stock	$2,726,180	General operations
9/2023	Regulation A+	Common stock	$10,324,902	General operations
12/2023	Regulation A+	Common stock	$14,476,307	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Alexander and Nikolay Shkolnik
Amount Invested	$0.00
Transaction type	Other
Issue date	01/13/16
Relationship	Alexander is cofounder/CEO of LPI, Nikolay is cofounder/CTO of LPI

On January 13, 2016, the company entered into a reverse merger with LiquidPiston Holdings, Inc., with LiquidPiston, Inc. as the surviving entity. LiquidPiston Holdings was owned by Alexander and Nikolay Shkolnik. Previous debt holders were repaid a portion of debt. All remaining debt was converted to stock. All previous equity was cancelled as a result of the merger. Total repayment of debt and payout to stock holders by LiquidPiston Holdings Inc was $566,000.

In November 2015, $2.25 million of the Company's secured convertible promissory notes, plus interest, were called by senior lenders.

The Company had no means to repay the loans—the Company's outstanding liabilities were far in excess of assets. The Company was financially insolvent and in need of an immediate cash infusion to avoid dissolution. Without such infusion, immediate foreclosure was threatened by lenders, and the Company lacked sufficient capital to continue to meet operating needs.

On December 1, 2015, the company Management purchased all equity and convertible note holding from Adams Capital Management.

In December 2015, the company Management approached the Company and lenders with a term sheet relating to a Management Buyout / Merger in order to grant the Company the cash infusion necessary to continue operations, satisfy lenders and provide return to its stockholders. This was the only offer received by the Company. The term sheet was subsequently negotiated on behalf of the Company by an independent director, who was able to negotiate such terms with the Company's senior lenders as to avoid foreclosure and to increase the consideration offered by Management.

On December 14, 2015, the Board unanimously approved the term sheet relating to the Merger, which was subsequently enacted on January 13, 2016. On that date, LiquidPiston, Inc. merged with LiquidPiston Holdings, Inc. This Holdings Company was setup and owned by Company Management. As part of the merger, LiquidPiston Inc. paid back a portion of the Notes outstanding, as partial repayment to the note lenders, and the balance of the notes were converted into Series D preferred stock. All preferred shares in the company were then converted into Common Stock, and as consideration for the merger, LiquidPiston Holdings Inc., paid an additional sum that was distributed amongst all shareholders. Subsequently, as part of the Merger, all equity, convertible notes, and stock options in LiquidPiston, Inc., were cancelled. LiquidPiston, Inc. was the surviving entity in the merger. Nikolay Shkolnik and Alexander Shkolnik each owned 50% of the surviving entity.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Engines are dirty, and physics tells us we can do better! We've developed an optimized thermodynamic cycle and built a fundamentally new combustion engine that's cleaner, cheaper, quieter, and smaller. Compared to piston engines, our "X" rotary engine has the potential to be ~5x smaller and lighter than a Diesel, and 30% more efficient than a gasoline engine. An electric vehicle using LiquidPiston combined with a small battery pack could have a lower CO2 footprint compared to plug-in electric vehicles.
We've exceeded objectives in several multi-million dollar government contracts, and received follow-up funding to continue R&D, including a new $35M Air Force R&D contract. Initially, we will be 100% focused on military applications. We won't stop, however, until we overturn the entire $400 Billion combustion engine market.
Milestones

LiquidPiston, Inc. was incorporated in the State of Delaware in June 2004.

Since then, we have:*** Raised over $50M across three Reg CF and two Reg A+ campaigns, from over 18,000 investors*** **New engine architecture could improve fuel efficiency while reducing size and weight by 5x over a diesel engine.* 93 patents issued or pending in the U.S. and internationally.*Introduced the XTS-210 engine, a 210cc rotary 2-stroke supercharged engine capable of running on heavy fuels like jet fuel*Signed or executed $65M in Government contracts, including a new $35M Air Force award**
Historical Results of Operations*NOTE: The company recently changed its Fiscal Year End from Dec 31 to Sept 30. The financial statements have been audited for the 12 month period ending Dec 31 2022, and the 9 month period ended Sept 30 2023. See full disclosure and financial report with the Company's 1-K filing that can be found here.

- *Revenues & Gross Margin*.
- The Company generated revenues totaling $8,170,177 and $5,033,368 for the nine months ended September 30, 2023 and 2022, respectively. Booked revenue increased in 2023 compared to 2022 as work progressed on our new government funded contracts. Cost of revenue increased from $2,485,476 to $3,948,517 for the nine-month periods ended September 30 2022 and 2023.
- Our gross margin was 51.67% in fiscal year 2023, compared to 50.62% in 2022.
- *Assets*. As of September 30, 2023, the Company had total assets of $20,728,900, including $14,424,557 in cash. As of December 31, 2022, the Company had $15,749,285 in total assets, including $13,248,306 in cash.
- *Net Income*. The Company net income was $1,093,427 in the nine months ended September, 30 2023 compared to $908,164 in the first nine months of 2022.
- *Liabilities*. The Company's liabilities totaled $1,708,031 for the fiscal year ended September 30, 2023 and $2,521,832 for the fiscal year ended December 31, 2022.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $45,535,628 in equity and $2,206,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

LiquidPiston, Inc. cash in hand is $26,836,212, as of January 2024. Over the last three months, revenues have averaged $796,055.47/month, cost of goods sold has averaged $357,854.62/month, and operational expenses have averaged $806,492/month, for an average burn rate of $368,291.15 per month. Our intent is to be profitable in 0 months.

From October 1, 2023 thru December 31, 2023 we closed on $11,235,086 (net of selling shareholders) from our Reg A+ raise, which closed to new subscriptions on October 24, 2023.

Revenues and costs are expected to increase toward $900,000 per month as the company executes on it's government contracts through 2024-2026. The Company will also be making capital investments in the facility.

The Company incurred losses from operations and has had negative cash flows from operating activities since its inception through December 31, 2021. For the 12-month period ending December 31, 2022 and the 9-month period ending September 30, 2023, the Company made a $368,397 and $661,890 respectively in profit from operations due to DOD R&D contracts, with a net income of $1,327,908 and $1,093,427 respectively including interest, PPP loan forgiveness, and federal employee retention credits. The Company's current operating plan indicates that new research and development and consulting contracts will be essential to funding the completion of its ongoing research and development activities. Management expects the results of operations operate near breakeven for the next several years.

The Company has government research and development contracts that it is executing on.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Alexander Shkolnik, certify that:

(1) the financial statements of LiquidPiston, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of LiquidPiston, Inc. included in this Form reflects accurately the information reported on the tax return for LiquidPiston, Inc. filed for the most recently completed fiscal year.

Alexander Shkolnik
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.liquidpiston.com/investor-relations

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Alexander Shkolnik
Nikolay Shkolnik
Per Suneby

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Liquid Piston Convertible Note

Liquid Piston Early Bird

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Alexander Shkolnik

Nikolay Shkolnik

Per Suneby

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

LiquidPiston, Inc.

By

Alexander Shkolnik

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Alexander Shkolnik

CEO
1/26/2024

Per Suneby

Director
1/26/2024

Nikolay Shkolnik

VP Engineering
1/26/2024

INVITE ANOTHER PERSON TO SIGN

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

WEFUNDER READY TO SUBMIT ANNUAL REPORT TO SEC

I MADE A MISTAKE, LET ME EDIT ANNUAL REPORT